SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)1
SIGA Technologies, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001
(Title of Class of Securities)
826917106
(CUSIP Number)

Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, NY 10110, (212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2020

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,472,909
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,472,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,472,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Rainy Daze LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 603,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 603,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Esopus Creek Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 603,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 603,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Hutch Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Hutch Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,337
	8	SHARED VOTING POWER 4,076,309
	9	SOLE DISPOSITIVE POWER 145,337
	10	SHARED DISPOSITIVE POWER 4,076,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,221,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Paul Saunders, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 2,740,000
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 2,740,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background

Subsection (c) of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Esopus Creek Fund, Rainy Daze, Hutch Master and Mr. Sole each hold the shares of Common Stock of the Issuer that are the subject of this statement. The principal business of each of Esopus Creek Fund, Rainy Daze and Hutch Master is to invest in securities. The principal business of Esopus Creek Management is serving as an investment manager, including as the investment manager of Rainy Daze. The principal business of Hutch Capital is serving as an investment manager, including as the investment manager of Hutch Master. Mr. Saunders’s principal occupation is investing, and directing the investment of, assets, including by serving as the managing member of Hutch Capital and as the investment manager of Hutch Master. Mr. Sole’s principal occupation is investing, and directing the investment of, assets, including by serving as the principal of Esopus Creek Advisors LLC, the General Partner of Esopus Creek Fund, and as the principal of Esopus Creek Management, an investment manager of Rainy Daze. As a result of the foregoing relationships, (i) Esopus Creek Management may be deemed to beneficially own the Shares held by Rainy Daze, (ii) Hutch Capital may be deemed to beneficially own the Shares held by Hutch Master, (iii) Mr. Sole may be deemed to beneficially own the Shares held by each of Esopus Creek Fund and Rainy Daze, and an additional 145,337 Shares that he personally owns, and (iv) Mr. Saunders may be deemed to beneficially own the Shares held by Hutch Master, 1,280,000 Shares that are the subject of powers of attorney in favor of Mr. Saunders, and an additional 10,000 Shares that he personally owns.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Esopus Reporting Persons was approximately $8,987,168.00, including commissions. The aggregate amount of funds used for the purchase of the securities held by the Hutch Reporting Persons was approximately $11,281,473.50, including commissions.
Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 24, 2020, the Reporting Persons met with senior management of the Issuer to discuss the Issuer and their views on a formal capital allocation policy.  On February 24, 2020, the Reporting Persons issued a letter to the chief executive officer of the Issuer expressing their views on the meeting (the “CEO Letter”). A copy of the CEO Letter is attached hereto as Exhibit 99.3 and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 81,074,280 shares of Common Stock outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

As of the date hereof, Esopus Creek Fund beneficially owned 3,472,909 Shares, constituting approximately 4.3% of the Shares outstanding. As of the date hereof, Rainy Daze beneficially owned 603,400 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Hutch Master beneficially owned 1,460,000 Shares, constituting approximately 1.8% of the Shares outstanding. As of the date hereof, Mr. Saunders owns 10,000 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Sole owns 145,337 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Saunders holds powers of attorney with respect to 1,270,000 Shares, constituting 1.6% of the Shares outstanding. By virtue of its relationship with Rainy Daze discussed in further detail in Item 2, Esopus Creek Management may be deemed to be the beneficial owner of the Shares owned directly by Rainy Daze. By virtue of its relationship with Hutch Master discussed in further detail in Item 2, Hutch Capital may be deemed to be the beneficial owner of the Shares owned directly by Hutch Master. By virtue of his relationship with Hutch Master discussed in further detail in Item 2, Mr. Saunders may be deemed to beneficially own the Shares owned by Hutch Master, as well as the shares he owns directly. By virtue of his relationships with each of Esopus Fund and Esopus Creek Management discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by each of Esopus Creek Fund and Rainy Daze, as well as the Shares that he owns directly. Mr. Saunders may be deemed to have beneficial ownership over the Shares over which he has power of attorney. Esopus Creek Fund and Mr. Sole have shared voting and dispositive power over the shares of Common Stock directly held by Esopus Creek Fund. Rainy Daze, Esopus Creek Management and Mr. Sole have shared voting and dispositive power over the shares of Common Stock held directly by Rainy Daze. Hutch Master, Hutch Capital and Mr. Saunders have shared voting and dispositive power over the Common Stock held directly by Hutch Master. Mr. Sole has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has shared voting and dispositive power over the shares of Common Stock that are the subject of powers of attorney in favor of Mr. Saunders.

(c) Except as disclosed on Schedule A attached hereto, none of the Reporting Persons have entered into any transactions involving the Common Stock during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. As of the date hereof, the Reporting Persons beneficially own an aggregate of 6,971,646 Shares, constituting approximately 8.6% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) Except for the grantor of the above-mentioned powers of attorney in favor of Mr. Saunders no Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.3	Letter to the Chief Executive Officer of the Issuer, from Esopus Creek Management LLC and Hutch Capital Management LLC dated February 24, 2020.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2020

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By:  /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Rainy Daze LLC
By: Esopus Creek Management LLC, its investment manager

By:  /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Esopus Creek Management LLC

By:  /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Hutch Master Fund Ltd.
By: Hutch Capital Management LLC

By:  /s/ Paul Saunders, Jr.
    Paul Saunders, Jr., as Managing Member

Hutch Capital Management LLC

By:  /s/ Paul Saunders, Jr.
    Paul Saunders, Jr., as Managing Member

By:  /s/ Andrew L. Sole
Andrew L. Sole, a natural person

By:  /s/ Paul Saunders, Jr.
Paul Saunders, Jr., a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Date	Buy/Sell	Security	Approximate Price Per Share[2]	Amount of Shares Bought/(Sold)
Hutch Master Fund Ltd.
01/07/2020	SELL	Common Stock	$5.14	(14,700)
01/08/2020	SELL	Common Stock	$5.21	(3,300)
01/09/2020	SELL	Common Stock	$5.17	(9,362)
01/10/2020	SELL	Common Stock	$5.14	(6,800)
01/13/2020	SELL	Common Stock	$5.15	(4,8410
01/14/2020	SELL	Common Stock	$5.14	(3,200)
01/15/2020	SELL	Common Stock	$5.21	(13,200)
01/16/2020	SELL	Common Stock	$5.41	(24,046)
01/17/2020	SELL	Common Stock	$5.35	(10,195)
01/21/2020	SELL	Common Stock	$5.29	(433)
01/23/2020	SELL	Common Stock	$5.22	(2,400)
01/24/2020	SELL	Common Stock	$5.28	(1,805)
01/27/2020	SELL	Common Stock	$5.25	(1,902)
01/28/2020	SELL	Common Stock	$5.21	(2,500)
01/29/2020	SELL	Common Stock	$5.29	(16,700)
02/03/2020	SELL	Common Stock	$5.27	(122)
02/03/2020	BUY	Common Stock	$5.14	2,500
02/05/2020	SELL	Common Stock	$5.21	(2,000)
02/06/2020	BUY	Common Stock	$5.02	2,500
02/07/2020	BUY	Common Stock	$4.40	77,319
02/10/2020	BUY	Common Stock	$4.47	20,929
02/11/2020	BUY	Common Stock	$4.52	20,983
02/24/2020	BUY	Common Stock	$4.58	10,000
Paul Saunders, Jr.[3]
02/24/2020	BUY	Common Stock	$4.58	10,000
Esopus Creek Value Series Fund LP – Series A
11/11/2019	BUY	Common Stock	$5.21	2,500
11/12/2019	BUY	Common Stock	$5.00	300
11/13/2019	BUY	Common Stock	$5.00	2,200
11/18/2019	BUY	Common Stock	$4.87	5,000
11/27/2019	BUY	Common Stock	$4.93	204
12/02/2019	BUY	Common Stock	$4.75	4,600
12/03/2019	BUY	Common Stock	$4.60	1,600
12/04/2019	BUY	Common Stock	$4.45	4,000
12/05/2019	BUY	Common Stock	$4.32	2,172
12/06/2019	BUY	Common Stock	$4.50	4,000
12/11/2019	BUY	Common Stock	$4.72	1,500
02/07/2020	BUY	Common Stock	$4.33	4,000
Rainy Daze LLC
11/12/2019	SELL	Common Stock	$5.18	(800)
12/12/2019	SELL	Common Stock	$4.68	(1000)
01/14/2020	SELL	Common Stock	$5.09	(800)
02/10/2020	SELL	Common Stock	$4.49	(6,000)

2 Including any brokerage fees
3 Via Power of Attorney